UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 24 June 2019

ASX RELEASE

24 June 2019

KAZIA INVESTOR NEWSLETTER

Sydney, 24 June 2019 – Kazia Therapeutics Limited (ASX: KZA; NASDAQ: KZIA), an Australian oncology-focused biotechnology company, is pleased to provide its latest investor newsletter.

Key topics covered in the newsletter include:

•

A brief update on the Kazia-led phase II clinical trial of GDC-0084, the Company’s lead drug, which is being investigated as a potential therapeutic for glioblastoma, the most common and most aggressive form of brain cancer

•

A summary of recent media coverage around World Brain Tumor day, where Professor Matt Dun of the University of Newcastle, who is researching Kazia’s GDC-0084 for use in a rare form of childhood brain cancer, called DIPG, was featured across mainstream newspapers and television

•

An overview of Kazia’s recently announced inclusion in the “Alliance Study” where GDC-0084 is being trialled in patients with metastatic brain cancer (cancer that has spread to the brain from elsewhere in the body). This trial is being funded by the US National Cancer Institute, part of the US National Institutes of Health

•

The selection of Kazia’s Cantrixil Clinical Program Director, Dr Daniel Berg to join the prestigious Bridge Program, a professional development scheme for high-potential professionals in the Australian drug development industry

•	An interview with Clinical Program Director for GDC-0084, Dr Jeremy Simpson, who explains the clinical trials process, and reviews the four live GDC-0084 clinical programs.

The newsletter also provides a summary of recent and coming events.

Investors can access the newsletter via the Kazia Therapeutics website at the following link: https://www.kaziatherapeutics.com/mediacentre/insight/june-2019-shareholder-newsletter

[ENDS]

Board of Directors

Mr Iain Ross Chairman, Non-Executive Director

Mr Bryce Carmine Non-Executive Director

Mr Steven Coffey Non-Executive Director

Dr James Garner Chief Executive Officer, Managing Director

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (ASX: KZA, NASDAQ: KZIA) is an innovative oncology-focused biotechnology company, based in Sydney, Australia. Our pipeline includes two clinical-stage drug development candidates, and we are working to develop therapies across a range of oncology indications.

Our lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme, the most common and most aggressive form of primary brain cancer in adults. Licensed from Genentech in late 2016, GDC0084 entered a phase II clinical trial in 2018. Initial safety data was released in May 2019, and efficacy data is expected in 2H 2019. GDC-0084 was granted orphan designation for glioblastoma by the US FDA in February 2018.

TRX-E-002-1 (Cantrixil), is a third-generation benzopyran molecule with activity against cancer stem cells, and is being developed to treat ovarian cancer. TRX-E-002-1 is currently undergoing a phase I clinical trial in Australia and the United States. Initial data was presented at the AACR annual conference in April 2019 and the study remains ongoing. Cantrixil was granted orphan designation for ovarian cancer by the US FDA in April 2015.